[redacted]

AB 3/7

13013345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-68199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Banc of Manhattan Capital, LLC** BOM CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Canoga Ave., Suite 120
(No. and Street)

Woodland Hills	**California**	**91367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Santiago A. (Jim) Bretado **(818) 449-0443**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

18401 Von Karman Ave.	**Irvine**	**California**	**92612**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Santiago A. (Jim) Bretado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of Manhattan Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

EVP/Chief Financial Officer

Title

Notary Public

JAVID ELIST
Commission # 1881877
Notary Public - California
Los Angeles County
My Comm. Expires Mar 7, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ Signature of Document Signer No. 1 ______________________________ Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 (Date) day of February (Month), 20 13 (Year), by

(1) Santago A. (Jim) Bretado (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

JAVID ELIST
Commission # 1881877
Notary Public - California
Los Angeles County
My Comm. Expires Mar 7, 2014

Place Notary Seal and/or Stamp Above

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Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

BANC OF
MANHATTAN / CAPITAL

A SUBSIDIARY OF MANHATTAN CAPITAL MARKETS, LLC

Financial Report
December 31, 2012

McGladrey

Assurance ▪ Tax ▪ Consulting

BANC OF
MANHATTAN / CAPITAL
A SUBSIDIARY OF MANHATTAN CAPITAL MARKETS, LLC

Financial Report
December 31, 2012

BANC OF MANHATTAN CAPITAL, LLC

DECEMBER 31, 2012

CONTENTS

McGladrey

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors and Member of
Banc of Manhattan Capital, LLC
Woodland Hills, CA

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Banc of Manhattan Capital, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP); this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banc of Manhattan Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. GAAP.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. GAAS. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Irvine, CA
February 27, 2013

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Cash	$	739,330
Cash deposits with clearing broker-dealer		600,000
Receivable from clearing broker-dealer		63,600
Due from affiliates		121,355
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $308,269		177,846
Other assets		157,083
Total Assets	$	1,859,214
Liabilities and Member's Equity		
Liabilities		
Employee compensation and benefits payable	$	234,303
Accounts payable, accrued expenses and other liabilities		112,054
Due to affiliates		1,256
Total Liabilities		347,613
Commitments, Contingencies and Guarantees (Notes 9 and 10)		
Member's Equity		1,511,601
Total Liabilities and Member's Equity	$	1,859,214

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues	
Gains and losses on riskless principal transactions	$ 6,696,052
Commission income	1,540,653
Interest income	1,790
Other income	75,000
Total Revenues	8,313,495
Expenses	
Employee compensation and benefits	3,096,305
Commissions expense	3,333,103
Communications and data processing	949,658
Occupancy	429,670
Clearance fees	315,432
Travel and entertainment	220,995
Legal and other professional services	121,763
Regulatory charges	105,576
Other expenses	267,836
Total Expenses	8,840,338
Loss before income taxes	(526,843)
State income tax expense	(14,688)
Net Loss	$ (541,531)

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Total
Balance, December 31, 2011	$ 1,380,632
Contributions	700,000
Net loss	(541,531)
Distributions	(27,500)
Balance, December 31, 2012	$ 1,511,601

The accompanying notes are an integral part of these financial statements.

BANC OF MANHATTAN CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities	
Net loss	$ (541,531)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation and amortization	107,496
Loss on disposal of fixed assets	1,933
(Increase) / Decrease in Operating Assets:	
Cash deposits with clearing broker-dealer	(300,000)
Receivable from clearing broker-dealer	22,160
Due from affiliates	(74,265)
Other assets	(47,504)
Increase / (Decrease) in Operating Liabilities:	
Employee compensation and benefits payable	(213,458)
Accounts payable, accrued expenses and other liabilities	(5,890)
Due to affiliates	(9,884)
Net Cash Flows used in Operating Activities	(1,060,943)
Cash Flows from Investing Activities	
Purchase of furniture, equipment and leasehold improvements	(41,941)
Net Cash Flows used in Investing Activities	(41,941)
Cash Flows from Financing Activities	
Proceeds from capital contributions from sole member	700,000
Distributions paid to sole member	(27,500)
Net Cash Flows provided by Financing Activities	672,500
Net Decrease in Cash	(430,384)
Cash at the Beginning of the Year	1,169,714
Cash at the End of the Year	$ 739,330
Supplemental Cash Flow Information:	
Income Tax Payments	$ 13,769

The accompanying notes are an integral part of these financial statements.

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

Banc of Manhattan Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member limited liability company that is a wholly owned subsidiary of Manhattan Capital Markets, LLC ("Parent").

The Company's business comprises primarily riskless principal securities transactions.

The Company is exempt from the provisions of SEC Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker-dealer, the Company clears customer transactions on a fully disclosed basis with its clearing broker-dealer and does not receive or hold customer funds or securities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Company follows generally accepted accounting principles in the United States of America ("GAAP") established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting in the financial statements. References to GAAP in these footnotes are to FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, sometimes referred to as the Codification or ASC.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements. The Company is liable only for minimum state taxes and an LLC fee based on gross receipts generated as defined by the state of California.

FASB ASC Topic 740, *Income Taxes*, provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained when challenged or when examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no uncertain tax positions. The Company is still subject to income tax examinations by the U.S. federal, state or local tax authorities for the years beginning 2009.

Depreciation

Depreciation on furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Gains and Losses on Riskless Principal Transactions

The Company trades for its own account on a riskless principal transactions basis to effectuate customers' buy and sell orders. Gains and losses on riskless principal securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commission Income

Commission income and related expenses from customer transactions are recorded on a trade-date basis as securities transactions occur.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and were adopted by the Company. The adoption did not have a material impact on the financial statements.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

NOTE 3—FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1—inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2—inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3—inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

See Note 8 for additional disclosure of assets and liabilities reported at fair value.

NOTE 4—CASH DEPOSITS WITH CLEARING BROKER-DEALER

The Company has an agreement with Broadcort ("Broadcort"), a Division of Merrill Lynch, Fenner & Smith Incorporated, a clearing broker-dealer, wherein Broadcort agrees to act as the clearing broker for the Company.

The Company has deposited cash of $500,000 with Broadcort to meet the required clearing deposit. In addition, the Company has deposited cash in the amount of $100,000 to meet the minimum requirement for collateral on forward settling to-be-announced ("TBA") trades at December 31, 2012, settling through the Mortgage-Backed Securities Division ("MBSD"), a division of the Fixed Income Clearing Corporation, which is a subsidiary of the Depository Trust Company. These amounts deposited by the Company represent the minimum amounts required to be on deposit.

NOTE 5—RECEIVABLE FROM CLEARING BROKER-DEALER

Amounts receivable from clearing broker-dealer at December 31, 2012 consist of gains and losses on riskless principal transactions, both realized and unrealized, net of clearance and other administrative fees. These amounts are accounted for by the Company on a trade-date basis. The Company has the option of withdrawing these amounts once the contractual settlement dates of the underlying transactions have been reached.

NOTE 6—RELATED PARTY TRANSACTIONS

The Company is involved in various transactions and has significant related party transactions with affiliates through common ownership.

The Parent is a multi-member limited liability company whose members include MBFS Holdings, Inc. ("MBFS"), and Bodi Advisors, Inc. ("Bodi"), which owns 70 and 30 percent of the Parent, respectively. On November 9, 2012 Manhattan Bancorp, the owner of MBFS, and Carpenter Community Bancfund, L.P. ("Carpenter") entered into a Securities Purchase Agreement whereby Carpenter purchased all of the shares of capital stock of MBFS. This transaction did not have a direct financial impact on the Company; however, certain transactions, such as cash balances, are included as related party transactions.

The following table sets forth the Company's related party transactions reflected on the statement of financial condition as of December 31, 2012:

Assets	
Cash	$ 490,553
Due from affiliates	121,355
Total Related Party Assets	$ 611,908
Liabilities	
Due to affiliates	$ 1,256

NOTE 6—RELATED PARTY TRANSACTIONS, Continued

Cash Held at Affiliated Banks

The Company maintains operating cash balances at affiliated banks.

Due from Affiliates Under Expense Sharing Agreements

The Company provides personnel, premises, technology and administrative services to several affiliates. Under an expense sharing agreement, the Company allocates costs of these services to the affiliates at the agreed-upon percentages on a monthly basis. The Company charged $2,284,448 to its affiliates under these expense sharing agreements during the year ended December 31, 2012.

Due to Affiliates for Office Rent

The Company pays to the Parent monthly rent for office space utilized in two locations. The Company was charged $352,180 by the Parent for rent under an expense sharing agreement during the year ended December 31, 2012.

The following table sets forth the Company's related party transactions reflected on the statement of operations for the year ended December 31, 2012:

Other expenses under expense sharing agreements with MBFS	$ 81,470
Total Related Party Expenses	$ 81,470

Other Expenses Under Expense Sharing Agreement with MBFS

The Company has an expense sharing agreement with MBFS. Under the agreement, MBFS provides various services to the Company including human resources, payroll, benefits management, accounting support, director's fees, costs for outside auditors, and data storage. Total costs for the year ended December 31, 2012 were $81,470. This expense sharing agreement was extinguished concurrent with the transaction with Carpenter.

NOTE 7—EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Profit Sharing Plan for all employees and permits voluntary contributions of their compensation on a pre-tax basis. The plan was maintained by Manhattan Bancorp through December 31, 2012, and the Company's employees are participants of the plan. Under the current plan, the Company matches 50% of the employee's contribution up to 6%. The Company is currently in the process of transitioning the plan to its own plan to be administered by TransAmerica. The new plan is scheduled to become effective February 1, 2013. The Company's expense relating to the contributions made to the 401(k) was $47,914 for the year ended December 31, 2012.

NOTE 7—EMPLOYEE BENEFIT PLANS, Continued

Participants are 100% vested in their own voluntary contributions. The Company's matching contribution was not made using "safe harbor" guidelines, which must be elected each year by the Company's Board. "Safe Harbor" contributions are immediately vested.

NOTE 8—FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

As an introducing broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers, primarily financial institutions, on a riskless principal basis. The Company introduces these customer transactions for clearance to its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. The clearing agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and seeks to control the aforementioned risks by establishing and monitoring limits on its customers' transaction volumes based on a review of creditworthiness.

In accordance with industry standards, the Company's clearing broker-dealer records customer transactions on a settlement date basis, which is generally three business days after the trade date. Other instruments traded by the Company, such as mortgage-backed TBAs, which provide for the delayed delivery of the underlying instrument, involve off-balance-sheet risk. The clearing broker-dealer is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing broker-dealer may have to purchase or sell the underlying financial instrument at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker-dealer is charged back to the Company.

In the normal course of business, the Company effectuates customers' buy and sell orders in mortgage-backed (TBA) securities, which are derivatives and involve off-balance-sheet financial risk. TBAs provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

NOTE 8—FINANCIAL INSTRUMENTS, Continued

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2012, the notional amounts and fair values of derivative financial instruments are as follows:

	Notional Amount
Mortgage-Backed Securities:	
Forward contracts (TBAs) purchased	$ 2,107,781,755
Forward contracts (TBAs) sold	(2,107,781,755)
Net	$ -

	Fair Value		
	Assets	Liabilities	Net
Mortgage-Backed Securities:			
Forward contracts (TBAs)	$ 1,758,038	$ (1,759,921)	$ (1,883)

All of the Company's transactions in TBAs with off-balance-sheet risk outstanding at December 31, 2012 are short-term in nature with maturities of three months or less. The fair value of these derivative financial instruments is included in receivable from clearing broker-dealer in the net amount of $(1,883), and the unrealized gains are netted against unrealized losses on the statement of operations.

The forward contracts (TBAs) are valued as Level 1 assets and liabilities on the fair value hierarchy, as the Company utilizes observable prices for identical securities that are obtained directly from Bloomberg to determine fair value.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company could be named as a defendant in lawsuits, arbitrations and administrative claims incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, there are no pending legal proceedings to which the Company is a party and which may have a materially adverse effect on the Company's financial position or results of operations.

NOTE 10—GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as its clearing broker-dealer, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11—NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $988,623, which was $888,623 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 0.35 to 1.

Supplementary Information
Pursuant to SEC Rule 17a-5 of the
Securities Exchange Act of 1934

SCHEDULE I
BANC OF MANHATTAN CAPITAL, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2012

Net Capital	
Total member's equity	$ 1,511,601
Deduct member's equity not allowable for net capital	-
Total Member's Equity Qualified for Net Capital	1,511,601
Deductions/Charges:	
Non-allowable assets:	
Due from affiliates	121,355
Furniture, equipment and leasehold improvements, net	177,846
Other assets	157,083
Total Non-Allowable Assets	456,284
Other Deductions and Charges (aged failed DVP transactions):	66,694
Total Deductions/Charges	522,978
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)	988,623
Haircuts on Securities	-
Net Capital	$ 988,623
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Employee compensation and benefits payable	$ 234,303
Accounts payable, accrued expenses and other liabilities	112,054
Due to affiliates	1,256
Total Aggregate Indebtedness	$ 347,613
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 100,000
Excess Net Capital at 1500 Percent	$ 888,623
Excess Net Capital at 1000 Percent	$ 868,623
Ratio: Aggregate Indebtedness to Net Capital	0.35 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2012.

SCHEDULE II
BANC OF MANHATTAN CAPITAL, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3

None; the Company is exempt from SEC Rule 15c3-3 pursuant to the provisions of Subparagraph (k)(2)(ii) thereof.

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

McGladrey

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Member of
Banc of Manhattan Capital, LLC
Woodland Hills, CA

In planning and performing our audit of the financial statements of Banc of Manhattan Capital, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey LLP

Irvine, CA
February 27, 2013

BANC OF
MANHATTAN / CAPITAL

A SUBSIDIARY OF MANHATTAN CAPITAL MARKETS, LLC

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)
December 31, 2012

McGladrey

Assurance ▪ Tax ▪ Consulting

BANC OF
MANHATTAN / CAPITAL
A SUBSIDIARY OF MANHATTAN CAPITAL MARKETS, LLC

Schedule of Assessment and Payments
General Assessment Reconciliation (Form SIPC-7)
December 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68199

SEC Mail Processing Section RECEIVED MAR 01 2013 Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Banc of Manhattan Capital, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Canoga Ave., Suite 120
(No. and Street)

Woodland Hills	**California**	**91367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Santiago A. (Jim) Bretado **(818) 449-0443**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

18401 Von Karman Ave.	**Irvine**	**California**	**92612**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Santiago A. (Jim) Bretado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banc of Manhattan Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

EVP/Chief Financial Officer

Title

JAVID ELIST
Commission # 1881877
Notary Public - California
Los Angeles County
My Comm. Expires Mar 7, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

JAVID ELIST
Commission # 1881877
Notary Public - California
Los Angeles County
My Comm. Expires Mar 7, 2014

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this 22 day of FEBRUARY, 2013,
(Date) (Month) (Year)
by

(1) SANTIAGO A. (JIM) BRETAD
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

McGladrey

Independent Accountant's Report

Board of Directors and Member
Banc of Manhattan Capital, LLC
Woodland Hills, CA

Attention: Greg Jacobson, Chief Executive Officer

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Banc of Manhattan Capital, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey LLP

Irvine, CA
February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068199 FINRA DEC
BOM CAPITAL LLC 19*19
BANC OF MANHATTAN CAPITAL
ATTN: ACCOUNTS PAYABLE DEPT
5700 CANOGA AVE STE 120
WOODLAND HILLS CA 91367-6585

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JIM BRETADO 818-449-0443

2. A. General Assessment (item 2e from page 2)		$ 20,017
B. Less payment made with SIPC-6 filed (exclude interest) JULY 30, 2012 (Date Paid)		(9,376)
C. Less prior overpayment applied		(–)
D. Assessment balance due or (overpayment)		10,641
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		–
F. Total assessment balance and interest due (or overpayment carried forward)		$ 10,641
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,641	
H. Overpayment carried forward	$(–)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BANC OF MANHATTAN CAPITAL
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5TH day of FEBRUARY, 2013.

EVP/CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,313,496 805
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	8,594
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	8,594
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	315,432
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	315,432
2d. SIPC Net Operating Revenues	$ 8,006,658
2e. General Assessment @ .0025	$ 20,017
	(to page 1, line 2.A)